

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2022

David Michery
Chief Executive Officer
Mullen Automotive Inc.
1405 Pioneer St.
Brea, CA 92821

>   **Re: Mullen Automotive Inc.**
>   **Registration Statement on Form S-3**
>   **Filed January 11, 2022**
>   **File No. 333-262903**

Dear Mr. Michery:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Daniel Woodard, Esq.